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                              February 17, 2021

       Eli Baker
       Chief Financial Officer
       Soaring Eagle Acquisition Corp.
       2121 Avenue of the Stars, Suite 2300
       Los Angeles, CA 90067

                                                        Re: Soaring Eagle
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 11,
2021
                                                            File No. 333-251661

       Dear Mr. Baker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed February 11, 2021

       General

   1. We note that you have entered into forward purchase agreements with certain institutional investors. Please
identify the forward purchasers.
   2. We note that the maximum amount of the forward purchaser's commitment will be equal to the total price paid
for units by the forward purchaser in this offering. Please tell us whether there are any
indications of interest. If so, please disclose.
   3. We note that the forward purchase agreement is based off a minimum and maximum formula. It appears
that depending on the gross proceeds from any private placement in connection with your
initial business combination and the amount of units that the forward
 Eli Baker
Soaring Eagle Acquisition Corp.
February 17, 2021
Page 2
         purchaser purchases in this offering, the minimum aggregate number of forward purchase shares could exceed the maximum. Please provide more detail around the calculation of the amount of forward purchase shares including a discussion of what will occur if the maximum amount of forward purchase shares is less than the minimum. You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at
202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameEli Baker                                 Sincerely,
Comapany NameSoaring Eagle Acquisition Corp.
                                                            Division of
Corporation Finance
February 17, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName